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DEC 08 2021

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SEC FILE NUMBER
8-68035

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 9/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stuyvesant Square Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Old Kings Highway South, Suite 228
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Tuvlin	917-446-4940	dtuvlin@ssainc.us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA, P.C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd, Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

4/25/17	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAvid Tuvlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stuyvesant Square Advisors, Inc, as of Sept 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jennifer Jill Squillaro
Notary Public - Connecticut
My Commission Expires
July 31, 2025

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STUYVESANT SQUARE ADVISORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stuyvesant Square Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stuyvesant Square Advisors, Inc. (the Company) as of September 30, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stuyvesant Square Advisors, Inc. as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 23, 2021

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS

Cash	$ 120,939
Accounts receivable	25,867
Furniture and equipment at cost, less, accumulated depreciation of $5,396	-
Refundable tax payments	109,718
Total assets	$ 256,524

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 8,195
Due to registered representative	13,367
Loan from stockholder	5,000
Total liabilities	26,562
Stockholder's equity:	
Common stock, no par value, shares authorized 200; 100 issued and outstanding shares	-
Additional paid-in capital	15,000
Retained earnings	214,962
Total stockholder's equity	229,962
Total stockholder's equity and liabilities	$ 256,524

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2021

Revenues:	
Financial advisory fees	$ 2,823,590
Consulting fees	122,000
PPP Loan forgiveness	41,667
Reimbursed expenses and other	16,446
Total revenues	3,003,703
Expenses:	
Employee compensation	2,075,000
Professional fees	21,410
Occupancy and equipment	36,000
Other operating expenses	139,627
Total expenses	2,272,037
Income before state income tax	731,666
Provision for state income tax	24,262
Net income	$ 707,404

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2021

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at beginning of the year	$ -	$ 15,000	$ 257,558	$ 272,558
Shareholder Distribution			(750,000)	(750,000)
Net income	-	-	707,404	707,404
Balance at year end	$ -	$ 15,000	$ 214,962	$ 229,962

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2021

Cash flows from operating activities:		
Net income		$ 707,404
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Accounts receivable	(13,867)	
Prepaid expenses	25	
Refundable tax payments	(35,449)	
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses	19,955	
Total adjustments		(29,336)
Net cash provided by operating activities		678,068
Cash flows from financing activities:		
PPP Loan Forgiveness		(41,667)
Loan from stockholder		5,000
Shareholder Distributions		(750,000)
Net cash used by financing activities		(786,667)
Net decrease in cash		(108,599)
Cash at beginning of the year		229,538
Cash at end of the year		$ 120,939

Supplemental Cash Flow Disclosures:	
Income tax payments	$ 53,610
Non-cash financing - PPP Loan forgiveness	41,667

STUYVESANT SQUARE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Stuyvesant Square Advisors, Inc. (the "Company") was incorporated in New York on April 28, 2008. The Company is as a broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, consulting and private placement services to its clients.

Fixed Assets
Furniture and equipment are depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended September 30, 2021, depreciation expense was $0.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
Accounts receivable consist of non-interest bearing receivables from customers at year end. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for the uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. To the extent the collection of a receivable is uncertain an allowance for credit loss is established. There was no allowance for credit loss on accounts receivable as of September 30, 2021.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 36): Measurement of Credit Losses on Financial Statements," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on October 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Revenue
Company revenue consists primarily of investment banking financial advisory fees and consulting fees. Investment banking financial advisory fees includes advice regarding mergers and acquisitions, debt restructuring, debt origination and debt refinancing. Consulting fees include fees for advisory services not related to investment banking, corporate finance or securities.

Pursuant to FASB ASC 606 Revenue from Contracts with Customers, the Company recognizes revenue from contracts with customers when it satisfies its performance obligations by transferring control over goods or services to customers.

Revenue from contracts with customers includes fees from investment banking financial advisory services and from consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking financial advisory services and from consulting services is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (unearned revenue).

Management's Review for Subsequent Events

Management evaluated subsequent events through the date which the financial statements were issued.

NOTE 2- INCOME TAXES

The Company elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholder's individual income tax returns for US Federal and state taxes, except as noted below.

Although the Company as an S-Corp generally is not subject to income tax at the Company level, the Company is subject to Pass-Through Entity Tax in the state of Connecticut based on Connecticut sourced income, and files an annual Connecticut Pass-Through Entity Tax return.

The provision for state income tax is summarized as follows:

Current income tax expense $24,262

Income tax expense differs from the amount determined by applying statutory tax rates to the income before income taxes due to non-taxable Paycheck Protection (PPP) loan forgiveness income of $41,667 and non-Connecticut sourced income.

Estimated income tax payments applicable to the year ended September 30, 2021 resulted in an overpayment of estimated income tax which is included in Refundable tax payments on the statement of financial condition.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as

a pass-through entity. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

The Company has received approval from the Internal Revenue Service to retain its fiscal year for income tax reporting. As a result, the Company is required to make "required payments" under section 7519 of the Internal Revenue Code. The "required payments" are intended to approximate the amount of tax that would be paid by the stockholder if the corporation changed to a calendar year. Thus, in most cases, the payments offset the income tax deferral provided by the fiscal year. On an annual basis the Company will either make additional payments to the extent that the "required payments" balance for the fiscal year end is less than the amount required according to the methodology prescribed in the Code or receive a refund to the extent that the "required payments" balance is greater than the required balance for the fiscal year end. As of September 30, 2021, the balance in required payments was $84,081 and is included in refundable tax payments on the statement of financial condition.

NOTE 3- NET CAPITAL

As a securities broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $94,377 at September 30, 2021, this exceeded required net capital of $5,000 by $89,377. The ratio of aggregate indebtedness to net capital at September 30, 2021 was .28 to 1.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the sole stockholder, to cover the costs of office expenses, including rent, utilities and related services. This agreement will remain in effect until terminated by either the Company or the stockholder. The agreement states that the stockholder will be reimbursed $2,000 per month to cover these expenses. The total payments made to the stockholder under this agreement for the year ended September 30, 2021 was $24,000. The Company also paid $12,000 to a registered representative for office expenses, including rent, utilities and related services under this agreement for the year ended September 30, 2021. The above payments to the stockholder and the registered representative are included in occupancy and equipment expense.

On April 1, 2021, the Company loaned $50,000 to an entity that is 50% owned by the stockholder, pursuant to a loan agreement. The loan had a stated maturity of 1 year and carried an interest rate of 5%. On August 23, 2021, the loan was repaid with interest of $993.

As of September 30, 2021, the Company had a $5,000 non-interest bearing loan payable to the stockholder which was repaid in October 2021.

NOTE 5- CONCENTRATIONS

For the year ended September 30, 2021, the largest customer accounted for 70% of total revenue. 100% of accounts receivable at September 30, 2021 is due from two customers.

During the year ended September 30, 2021, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

NOTE 6- PAYCHECK PROTECTION PROGRAM

The Company received a loan in the amount of $41,667 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was made in May 2020 and is forgivable to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan was forgiven in January 2021.

NOTE 7- COMMITMENTS AND CONTINGENCIES

The Company had no commitments or contingencies that require disclosure in the financial statements or Notes thereto.

NOTE 8- UNCERTAINTY

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The COVID -19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID -19's effect on our operational and finance performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firm report, the Company cannot reasonable estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2021

SCHEDULE I

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2021

Total ownership equity from statement of financial condition	$ 229,962
Total nonallowable assets from statement of financial condition	(135,585)
Net capital before haircuts on securities positions	94,377
Haircuts on securities	-
Net capital	$ 94,377
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 26,562
Total aggregate indebtedness	$ 26,562
Percentage of aggregate indebtedness to net capital	28.1%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 1,771
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 89,377
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital	$ 88,377

There is no material difference between the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report dated September 30, 2021.

SCHEDULE II

STUYVESANT SQUARE ADVISORS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2021

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff. The Company does not hold customer funds or securities.

SCHEDULE III

STUYVESANT SQUARE ADVISORS, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2021

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2021

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff. The Company does not hold customer funds or securities.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stuyvesant Square Advisors, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Stuyvesant Square Advisors, Inc. (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the year ended September 30, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 23, 2021

Stuyvesant Square Advisors, Inc.

EXEMPTION REPORT
September 30, 2021

Stuyvesant Square Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states thefollowing:

The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k) in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff.

During the reporting period:

1. The Company conducted business activities involving consulting services and financial advisory services to customers involving capital raising activity throughout the year ended September 30, 2021 without exception.
2. The Company did not hold any customer funds or securities at any time throughout the year ended September 30, 2021 without exception.

Management reviewed the provisions of Rule 15c3-3 and the related guidance in Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company met the identified conditions for reliance on Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff throughout the period October 1, 2020 through September 30, 2021, without exception.

I, David Tuvlin, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct.

David Tuvlin, President

11/23/21
Date

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Stuyvesant Square Advisors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Stuyvesant Square Advisors, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the amount reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Jerome Davies, CPA, P.C

Marietta, Georgia
November 23, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 09/30/21

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Stuyvesant Square Advisors Inc,
30 Old Kings Highway South, Suite 228
Darien, CT 06820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$4235.38
B.	Less payment made with SIPC-6 filed (exclude interest) __________ Date Paid	(975.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3260.38
E.	Interest computed on late payment (see instruction E) for____days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$3260.38

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stuyvesant Square Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23rd day of November, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/20
and ending 09/30/21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3003703
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PPP loan forgiveness, interest income and consulting inc. (Deductions in excess of $100,000 require documentation)	180113
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	180113
2d. SIPC Net Operating Revenues	$2823590
2e. General Assessment @ .0015	$4235.38
	(to page 1, line 2.A.)